Exhibit (a)(1)(E)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

OFFER TO EXERCISE

WARRANTS TO PURCHASE COMMON STOCK

AYTU BIOSCIENCE, INC.

JANUARY 27, 2017

THE OFFER TO EXERCISE

(AND ASSOCIATED WITHDRAWAL RIGHTS)
WILL EXPIRE AT 11:59 P.M. (EASTERN TIME) ON THE EVENING OF FEBRUARY 27, 2017
UNLESS THE OFFER PERIOD IS EXTENDED.

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Aytu BioScience, Inc. (the “Company”) is offering to holders of (i) outstanding warrants to purchase 1,733,322 shares of the Company’s common stock issued to investors participating in the Company’s financing in May 2016, with an exercise price of $6.00 per share (the “May 2016 Warrants”), and (ii) outstanding warrants to purchase 6,020,245 shares of the Company’s common stock issued to investors participating in the Company’s financing in October 2016, with an exercise price of $1.86 per share (the “October 2016 Warrants” and together with the May 2016 Warrants, the “Original Warrants”), an opportunity to exercise the Original Warrants at a temporarily reduced exercise price of $0.75 per share of common stock, upon the terms and subject to the conditions described in the enclosed Offer to Exercise and the related Election to Participate and Exercise Original Warrants (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Exercise. Please furnish copies of the enclosed materials to your clients for whom you hold Original Warrants registered in your name or in the name of your nominee.

Enclosed with this letter are copies of the following documents:

1.	Offer to Exercise dated January 27, 2017 (the “Offer to Exercise”);
2.	Election to Participate and Exercise Warrants, for your use in accepting the Offer and tendering Original Warrants of your clients;
3.	Letter to Clients, for you to send to your clients for whose account you hold Original Warrants registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;
4.	Preliminary Prospectus relating to the Original Warrants; and
5.	Return envelope addressed to VStock Transfer, LLC, as the Depositary Agent for the Offer.

Holders of Original Warrants must make their own decision as to whether to tender their Original Warrants and, if so, how many Original Warrants to tender. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Exercise and the related Election to Participate and Exercise Original Warrants, including the Company’s reasons for making the Offer.

MAY 2016 WARRANTS AND/OR OCTOBER 2016 WARRANTS, AS THE CASE MAY BE THAT ARE NOT TENDERED DURING THE OFFER PERIOD WILL THEREAFTER RETAIN THEIR CURRENT TERMS, INCLUDING THE CURRENT EXERCISE PRICE OF $6.00 AND $1.86 PER SHARE, RESPECTIVELY.

Investing in the Company’s securities involves a high degree of risk. See the section entitled “Risk Factors” in the enclosed Offer to Exercise for a discussion of information that holders should consider before tendering Original Warrants in this Offer.

Certain conditions of the Offer are described in “Description of the Offer to Exercise — Section 6: Conditions of the Offer to Exercise” of the Offer to Exercise. In order to be valid, tenders must be in proper form as described in “Description of the Offer to Exercise — Section 8: Procedures for Participating in Offer to Exercise and Exercising Original Warrants” of the Offer to Exercise.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:59 P.M. (Eastern Time) on the evening of February 27, 2017 or such later time and date to which the Offer is extended.

If you or your clients tender Original Warrants, the tendered Original Warrants may be withdrawn before the Expiration Date and retained on their original terms by following the instructions in “Description of the Offer to Exercise — Section 10. Withdrawal Rights.” Under no circumstances will interest be paid on the exercise price of the Original Warrants in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in issuing common stock upon the exercise of the Original Warrants.

The Company will not pay any commissions to any broker, dealer or other person (other than to the Depositary Agent and the Warrant Solicitation Agents, as described in the Offer to Exercise) in connection with the solicitation of tenders of Original Warrants pursuant to the Offer. However, the Company will, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients.

Please direct questions or requests for assistance regarding this Offer to Exercise, Election to Participate and Exercise Original Warrant, and Notice of Withdrawal or other materials, in writing, to the Depositary Agent at the following address.

VStock Transfer, LLC
18 Lafayette Place
Woodmere, NY 11598
Attention: Joe Mele

Please direct requests for additional copies of this Offer to Exercise, Election to Participate and Exercise Original Warrant, and Notice of Withdrawal or other materials, in writing, to Joseph Gunnar & Co., LLC or Fordham Financial Management, Inc. (the “Warrant Solicitation Agents”), who are acting as warrant solicitation agents for the Offer to Exercise. The Warrant Solicitation Agents may be reached at:

Joseph Gunnar & Co., LLC
30 Broad Street, 11th Floor
New York, New York 10004
Telephone: (212) 440-9600
Email: prospectus@jgunnar.com

Sincerely,

/s/ Josh R. Dibrow

Josh R. Dibrow
Chairman & Chief Executive Officer
Aytu BioScience, Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Warrant Solicitation Agents or the Depositary Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.